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                          [UNION TEXAS LETTERHEAD]


                              September 26, 1997


Dear Stockholder:

On September 12, 1997, your Board of Directors adopted a Rights Agreement and declared a dividend of one Right on each outstanding share of Union Texas Petroleum Holdings, Inc. ("Union Texas") Common Stock. The dividend is payable on September 23, 1997 to the stockholders of record on that date.

These Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire Union Texas, including a gradual accumulation of shares in the open market, a two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of the stockholders. These tactics unfairly pressure the stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights will initially trade with shares of Union Texas' Common Stock and will have no impact on the way in which Union Texas' shares are traded. There are no separate certificates or market for the Rights. The Rights Agreement does not in any way weaken Union Texas' financial strength or interfere with its business plans. The issuance of the Rights have no dilutive effect, will not affect reported earnings per share and is not taxable to Union Texas or you.

The Rights Agreement may cause substantial dilution to a person or group that acquires 15% or more of Union Texas' Common Stock unless the Rights are first redeemed by the Board of Directors. Since the Board of Directors can redeem the Rights at $.001 per Right in cash prior to the date of a public announcement that a person or group has acquired 15% or more of Union Texas' stock, the Rights Agreement should not interfere with any merger or other business combination that is in the best interests of Union Texas and its stockholders.

Many other public companies have adopted similar plans, indicating widespread agreement that such plans can help the Board of Directors deflect coercive and inadequate offers.

A summary of the terms of the Rights Agreement is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto, a copy of which can be obtained free of charge from Union Texas Petroleum Holdings, Inc., 1330 Post Oak Boulevard, Houston, Texas 77056,
Attention: Corporate Secretary.

In adopting the Rights Agreement, the Board is giving you, the stockholders, every opportunity to participate fully in Union Texas' future.


On behalf of the Board of Directors,


John Whitmire
Chairman & Chief Executive Officer